BRADLEY PHARMACEUTICALS, INC.
          NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (UNAUDITED)

NOTE A - Summary of Accounting Policies
         ------------------------------

     The unaudited interim financial statements of Bradley Pharmaceuticals, Inc. (the "Company", "Bradley", "we" or "us") have been prepared in accordance with accounting principles generally accepted in the United States of America and rules and regulations of the Securities and Exchange Commission for interim financial information. Accordingly, they do not include all of the information and footnote disclosures required by accounting principles generally accepted in the United States of America for complete financial statements.

     In the opinion of the Company, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of normal recurring entries) necessary to present fairly the Company's financial position as of September 30, 2002 and the results of operations for the three and nine month periods ended September 30, 2002 and 2001 and cash flows for the nine months ended September 30, 2002 and 2001.

     The accounting policies followed by the Company are set forth in Note A of the Company's consolidated financial statements as contained in the Form 10-KSB for the year ended December 31, 2001 filed with the Securities and Exchange Commission. These financial statements should be read in conjunction with the financial statements and notes thereto included in the Form 10-KSB for the year ended December 31, 2001.

     The results reported for the three and nine month periods ended September 30, 2002 are not necessarily indicative of the results of operations that may be expected for a full year.

NOTE B - Net Income Per Common Share
         ---------------------------

     Basic net income per common share is determined by dividing the net income by the weighted average number of shares of common stock outstanding. Diluted net income per common share is determined by dividing the net income by the weighted number of shares outstanding and dilutive common equivalent shares from stock options and warrants. A reconciliation of the weighted average basic common shares outstanding to weighted average diluted common shares outstanding is as follows:


                                   Three Months Ended     Three Months Ended
                                   September 30, 2002     September 30, 2001
                                   ------------------     ------------------

Basic Shares                           10,510,000             8,520,000
Dilution: Stock Options and               830,000             1,310,000
     Warrants                          ----------            ----------

Diluted Shares                         11,340,000             9,830,000
                                       ==========            ==========


Net Income                             $2,007,617              $935,705

Basic income per share                      $0.19                 $0.11
Diluted income per share                    $0.18                 $0.10



                                    Nine Months Ended    Nine Months Ended
                                    September 30, 2002   September 30, 2001
                                    ------------------   ------------------

Basic Shares                           10,460,000             8,150,000
Dilution: Stock Options and               980,000             1,080,000
     Warrants                          ----------            ----------

Diluted Shares                         11,440,000             9,230,000
                                       ==========             =========

Net Income                             $5,523,915            $1,787,987

Basic income per share                      $0.53                 $0.22
Diluted income per share                    $0.48                 $0.19



                                       7



     In addition to stock options and warrants included in the above computation, options and warrants to purchase 553,896 and 438,100 shares of common stock at prices ranging from $9.32 to $20.18 and $13.13 to $20.18 per share were outstanding for the three and nine months ending September 30, 2002, respectively. Further, options and warrants to purchase 87,000 and 273,000 shares of common stock at prices ranging from $8.81 to $10.58 and $7.05 to $10.58 per share were outstanding for the three and nine months ending
September 30, 2001, respectively. These were not included in the computation of diluted income per share because their exercise price was greater than the average market price of the Company's common stock and, therefore, the effect would be anti-dilutive.


Note C - Comprehensive Income
         --------------------

     Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS No. 130"), requires that items defined as other comprehensive income, such as net income and unrealized gains and losses on available-for-sale securities, be reported separately in the financial statements. The components of comprehensive income for the three and nine months ended September 30, 2002 and September 30, 2001 are as follows:


                                                Three Months Ended
                                                ------------------
                                         September 30,       September 30,
                                             2002                2001
                                             ----                ----

Comprehensive income:
Net income                                $2,007,617            $935,705
Other comprehensive income:
  Reclassifications adjustments
    for realized losses included
    in net income                              4,662                 -0-
  Net unrealized gains
    on available for sale
    securities                               181,784                 -0-
                                           ---------             -------

Comprehensive income                      $2,194,063            $935,705
                                           =========             =======



                                                Nine Months Ended
                                                -----------------
                                         September 30,     September 30,
                                             2002              2001
                                             ----              ----

Comprehensive income:
Net income                                $5,523,915        $1,787,987
Other comprehensive income:
  Reclassifications adjustments
    for realized losses included
    in net income                            115,390               -0-
  Net unrealized gains
    on available for sale
    securities                               107,234              -0-
                                           ---------         --------

Comprehensive income                      $5,746,539       $1,787,987
                                           =========        =========


Note D - Business Segment Information
         ----------------------------

     The Company's two reportable segments are Kenwood Therapeutics (nutritional, respiratory, personal hygiene and internal medicine brands) and Doak Dermatologics, Inc. (dermatological brands).

     The accounting policies used to develop segment information correspond to those described in the summary of significant accounting policies in the notes to the financial statements in the Company's Form 10-KSB for the year ended December 31, 2001. The reportable segments are distinct business units operating in different market segments with no intersegment sales. The following information about the two segments are for the three and nine months ended September 30, 2002 and 2001.



                                  Three Months Ended     Three Months Ended
                                  September 30, 2002     September 30, 2001
                                  ------------------     ------------------

Net sales:
Kenwood Therapeutics                  $2,822,554             $2,687,945
Doak Dermatologics, Inc.               7,072,200              3,960,494
                                       ---------              ---------
                                      $9,894,754             $6,648,439
                                       =========              =========

Depreciation and
amortization:
Kenwood Therapeutics                    $221,334               $229,573
Doak Dermatologics, Inc.                  64,430                 62,978
                                         -------                -------
                                        $285,764               $292,551
                                         =======                =======

Income before income tax:
Kenwood Therapeutics                    $835,679               $359,444
Doak Dermatologics, Inc.               2,454,938              1,145,261
                                       ---------              ---------
                                      $3,290,617             $1,504,705
                                       =========              =========

Income tax expense:
Kenwood Therapeutics                    $326,000               $134,000
Doak Dermatologics, Inc.                 957,000                435,000
                                         -------                -------
                                      $1,283,000               $569,000
                                       =========                =======

Net income:
Kenwood Therapeutics                    $509,679               $225,444
Doak Dermatologics, Inc.               1,497,938                710,261
                                       ---------                -------
                                      $2,007,617               $935,705
                                       =========                =======

Geographic information
(revenues):
Kenwood Therapeutics
   United States                      $2,749,083             $2,635,312
   Other countries                        73,471                 52,633
                                       ---------              ---------
                                      $2,822,554             $2,687,945
                                       =========              =========

Doak Dermatologics, Inc.
   United States                      $6,704,014             $3,649,047
   Other countries                       368,186                311,447
                                       ---------              ---------
                                      $7,072,200             $3,960,494
                                       =========              =========

Net sales by category:
   Dermatology                        $7,072,200             $3,960,494
   Respiratory                         1,001,919                348,979
   Nutritional                           340,309                428,187
   Internal Medicine                   1,395,268              1,834,269
   Personal Hygiene                       85,058                 76,510
                                       ---------              ---------
                                      $9,894,754             $6,648,439
                                       =========              =========


                                  September 30, 2002     September 30, 2001
                                  ------------------     ------------------

Segment assets:
Kenwood Therapeutics                 $38,524,422            $17,239,859
Doak Dermatologics, Inc.               2,175,382              3,164,141
                                      ----------             ----------
                                     $40,699,804            $20,404,000
                                      ==========             ==========




                                   Nine Months Ended      Nine Months Ended
                                   September 30, 2002     September 30, 2001
                                   ------------------     ------------------

Net sales:
Kenwood Therapeutics                   $7,539,680             $7,223,446
Doak Dermatologics, Inc.               21,004,057             10,631,668
                                       ----------             ----------
                                      $28,543,737            $17,855,114
                                       ==========             ==========

Depreciation and
amortization:
Kenwood Therapeutics                     $649,319               $639,092
Doak Dermatologics, Inc.                  192,597                188,209
                                          -------                -------
                                         $841,916               $827,301
                                          =======                =======

Income before income tax:
Kenwood Therapeutics                   $1,591,916                $27,456
Doak Dermatologics, Inc.                7,462,999              2,840,531
                                        ---------              ---------
                                       $9,054,915             $2,867,987
                                        =========              =========

Income tax expense:
Kenwood Therapeutics                     $621,000                $10,000
Doak Dermatologics, Inc.                2,910,000              1,070,000
                                        ---------              ---------
                                       $3,531,000             $1,080,000
                                        =========              =========

Net income:
Kenwood Therapeutics                     $970,916                $17,456
Doak Dermatologics, Inc.                4,552,999              1,770,531
                                        ---------              ---------
                                       $5,523,915             $1,787,987
                                        =========              =========

Geographic information
(revenues):
Kenwood Therapeutics
  United States                        $7,360,330             $6,896,953
  Other countries                         179,350                326,493
                                        ---------              ---------
                                       $7,539,680             $7,223,446
                                        =========              =========

Doak Dermatologics, Inc.
  United States                       $20,040,690             $9,616,562
  Other countries                         963,367              1,015,106
                                       ----------              ---------
                                      $21,004,057            $10,631,668
                                       ==========             ==========

Net sales by category:
  Dermatology                         $21,004,057            $10,631,668
  Respiratory                           3,758,276              1,351,133
  Nutritional                           1,446,114              1,913,728
  Internal Medicine                     2,125,251              3,777,857
  Personal Hygiene                        210,039                180,728
                                          -------                -------
                                      $28,543,737            $17,855,114
                                       ==========             ==========



     The basis of accounting that is used by the Company to allocate expenses and charges against sales that relate to both segments are based upon the proportionate quarterly net sales of each segment. Accordingly, the allocation percentage used can differ between quarters and years depending on the segments' proportionate share of net sales.



Note E - Short-term Investments
         ----------------------

     The following is a summary of available-for-sale securities at September 30, 2002:


                                                 Gross
                                                 -----
                                               Unrealized       Gross Fair
                                               ----------       ----------
                                  Cost         Gain (Loss)        Value
                                  ----         -----------        -----



Corporate bonds             $    460,685     $     12,267    $     472,952
Treasury notes                 1,391,489          117,858        1,509,347
Equities                         213,184         (62,184)          151,000
                             -----------      -----------     ------------
Total available-for-sale
  securities                $  2,065,358     $     67,941    $   2,133,299
                             ===========      ===========     ============


     During the three and nine months ended September 30, 2002, the Company realized losses of $4,662 and $115,390 on sales of available-for-sale securities, respectively. The net adjustment to unrealized gains during the three months ended September 30, 2002 on available-for-sale securities included in other comprehensive income totaled $181,784. The net adjustment to unrealized gains during the nine months ended September 30, 2002 on available-for-sale securities also included in other comprehensive income totaled $107,234. The Company views its available-for-sale securities as available for current operations.

     The Company's held-to-maturity investments represent deposits with financial institutions that have an original maturity of more than three months and a remaining maturity of less than 1 year, when purchased. Securities classified as held-to-maturity, which consist of securities that management has the ability and intent to hold to maturity, are carried at amortized cost.

     The composition of the Company's held-to-maturity investments at September 30, 2002 is as follows:


Commercial paper, 1.55%
     maturity date January 2, 2003                      $    1,400,000
Treasury notes, 1.59%
     maturity date February 6, 2003                            496,180
Certificate of deposit, 2.96%,
     maturity date December 13, 2002                         1,074,255
Certificate of deposit
     estimated amount collectable from FDIC                    200,000
Certificate of deposit, 3.64%
     maturity date December 13, 2002                           500,948
                                                         -------------
Total held-to-maturity investments                      $    3,671,383
                                                         =============


Note F - Accounts Receivable
         -------------------

     The Company extends credit on an uncollateralized basis primarily to wholesale drug distributors. Historically, the Company has not experienced significant credit losses on its accounts. The Company's four largest customers accounted for an aggregate of approximately 79% of gross accounts receivable at September 30, 2002. On September 30, 2002, Cardinal Health, Inc., AmerisourceBergen Corporation, McKesson Corporation, and Quality King, Inc. owed 34%, 22%, 21% and 2% of gross accounts receivable to the Company, respectively. During September 2002, the Company collected $3,468,100 from Quality King, Inc.

     In addition, the Company's four largest customers for the nine months ended September 30, 2002 accounted for 86% of gross sales. The following table presents a summary of sales to these customers during the nine months ended September 30, 2002, who are wholesalers, as a percentage of the Company's total gross sales:

                  Customer
                  --------

       AmerisourceBergen Corporation                       16%
       Cardinal Health, Inc.                               27%
       McKesson HBOC, Inc.                                 23%
       Quality King, Inc.                                  20%
                                                          ----
          Total                                            86%

     Supplemental information on the accounts receivable balance at September 30, 2002 is as follows:

       Accounts receivable
          Trade                                     $2,990,140
          Other                                         48,796


       Less allowances:
          Chargebacks and returns                    2,371,855
          Discounts                                    119,818
          Doubtful accounts                            219,646
                                                     ---------

Accounts receivable, net of allowances                $327,617
                                                     =========

Note G - Accrued Expenses
         ----------------

     Supplemental information on the accrued expenses balance at September 30, 2002 is as follows:


     Employee compensation                       $  1,241,441
     Rebate payable                                   355,634
     Rebate liability                               1,119,513
     Other                                            384,086
                                                  -----------
     Accrued expenses                            $  3,100,674
                                                  ===========

     The rebate payable represents actual claims for rebate amounts received from Medicaid and managed care providers and payable by the Company. In addition, the rebate liability represents the estimated claims for rebates owed to Medicaid and managed care providers but not yet received by the Company.

Note H - Chargebacks and Rebates
         -----------------------

     Chargebacks and rebates are based on the difference between the prices at which the Company sells its products to wholesalers and the sales price ultimately paid by the end-user (often governmental agencies and managed care buying groups) pursuant to fixed price contracts. The Company records an estimate of the amount either to be charged back to the Company, or rebated to the end user, at the time of sale to the wholesaler. Management has recorded a reserve for chargebacks, including returns, of $2,371,855 as of September 30, 2002, based upon factors including current contract prices, historical chargeback rates and actual chargebacks claimed. The Company recorded a rebate liability of $1,119,513 and a rebate payable of $355,634 as of September 30, 2002. The amount of actual chargebacks and rebates claimed could differ (either higher or lower) from the amounts accrued by the Company.

Note I - Income Taxes
         ------------

     Income taxes have been provided for using the liability method in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes". The provision for income taxes reflects management's estimate of the effective tax rate expected to be applicable for the full fiscal year.

     Deferred income taxes are provided for the future tax consequences attributable to the differences between the financial statement carrying amounts of assets and liabilities and their respective tax base. Deferred tax assets are reduced by a valuation allowance when, in the Company's opinion, it is more likely than not that some portion of the deferred tax assets will not be realized. During the Fourth Quarter 2001 and as of September 30, 2002, we determined that no deferred tax asset valuation allowance is necessary. We believe that our projections of future taxable income makes it more likely than not that such deferred tax assets will be realized. On September 30, 2001, we determined that a 50% valuation allowance on our deferred tax assets was needed. If the projection of future taxable income changes in the future, we may be required to reduce deferred tax assets by a valuation allowance.

Note J - Incentive and Non-Qualified Stock Option Plan
         ---------------------------------------------

     During the nine months ended September 30, 2002, the Company granted various consultants options to purchase 19,100 shares of common stock at prices ranging from $8.78 to $14.39, which are exercisable immediately, nonforfeitable, and will expire 3 years from its initial exercise date. During the nine months ended September 30, 2002, the Company expensed $104,649 for these services.

     During the nine months ended September 30, 2002, the Company has issued an additional 428,100 options at exercise prices ranging from $7.18 to $20.18 to employees and directors, 7,673 options have been terminated, 3,000 options have expired, and 129,220 options and warrants have been exercised generating proceeds of $255,095 plus a tax of $370,369.

     All options issued during the nine months ended September 30, 2002 were at or above the market price on the date of grant.


Note K - Stock Repurchase Plan
         ---------------------

     During September 2002, the Company announced a program to repurchase up to $4 million of outstanding common stock in open market transactions over the next 24 months. These repurchased shares will be held in Treasury by the Company to be used for purposes deemed necessary by the Board of Directors, including funding the Company's 401(k) Plan.

Note L - Recent Accounting Pronouncements
         --------------------------------

     As of January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets", which eliminated the amortization of purchased goodwill, which resulted in an increase in pretax income of $29,733 and $89,199 for the three and nine months ended September 30, 2002. The residual book value for goodwill amounting to $289,328 at September 30, 2002 is primarily the result of the acquisition of Doak Pharmacal Co., Inc. in 1994 and 1995. Upon adoption of SFAS No. 142, the Company performed an impairment test of its goodwill (amounting to $289,328 at January 1, 2002) at the reporting unit level, and determined that no impairment of the recorded goodwill existed. The fair value of the reporting unit was calculated based on estimated discounted future cash flows and compared to the related book value of such unit. Under SFAS No. 142, goodwill will be tested for impairment at least annually and more frequently if an event occurs which indicates the goodwill may be impaired.

     Trademarks, patents and licenses are all intangible assets with definite useful lives and therefore continue to be amortized under SFAS 142. Intangible assets as of September 30, 2002 are summarized as follows:


                              Weighted
                               Average
                            Amortization                       Accumulated
                               Period          Cost            Amortization
                               ------          ----            ------------

Trademarks................         16      $18,263,600         $12,063,184
Patents...................          7        1,327,454           1,266,736
Licenses..................         10          124,886             118,560
Goodwill..................        N/A        1,148,927             859,599
Covenants not to compete..        N/A          162,140             162,140
                                               -------             -------

                                           $21,027,007         $14,470,219
                                           ===========         ===========


     The following proforma table presents a reconciliation of net income and earnings per share amounts, as reported in the financial statements, to those amounts adjusted for goodwill and intangible asset amortization determined in accordance with SFAS No. 142.


                                    Three Months            Nine Months
                                 Ended September 30,     Ended September 30,
                                 -------------------     -------------------
                                  2002         2001       2002         2001
                                  ----         ----       ----         ----
Reported net income         $  2,007,617  $   935,705 $  5,523,915  $ 1,787,987
Addback: goodwill
  amortization                       -0-       29,733          -0-       89,199
                             -----------   ----------  -----------   ----------

Adjusted net income         $  2,007,617  $   965,438 $  5,523,915  $ 1,877,186
                             ===========   ==========  ===========   ==========



                                    Three Months           Nine Months
                                 Ended September 30,    Ended September 30,
                                 -------------------    -------------------
                                  2002         2001      2002         2001
                                  ----         ----      ----         ----
Basic earnings per common
  share:
Reported net income          $    0.19    $    0.11   $  0.53    $    0.22
Goodwill amortization             0.00         0.00      0.00         0.01
                              --------     --------    ------     --------

Adjusted net income          $    0.19    $    0.11   $  0.53    $    0.23
                              ========     ========    ======     ========



Diluted earnings per
  common share:
Reported net income          $    0.18    $    0.10   $  0.48    $    0.19
Goodwill amortization             0.00         0.00      0.00         0.01
                              --------     --------    ------     --------

Adjusted net income          $    0.18    $    0.10   $  0.48    $    0.20
                              ========     ========    ======     ========

     The following relates to the Company's intangible assets with definitive useful lives:

          Aggregate Amortization Expense
          ------------------------------

   For the three months ended September 30, 2002                $208,317
   For the nine months ended September 30, 2002                 $624,952


         Estimated Amortization Expense
         ------------------------------

   Three months ended December 31, 2002                         $208,317
   Year ended December 31, 2003                                 $823,846
   Year ended December 31, 2004                                 $770,298
   Year ended December 31, 2005                                 $734,024
   Year ended December 31, 2006                                 $714,356
   Year ended December 31, 2007                                 $637,076


     As of January 1, 2002, the Company has adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, which supercedes SFAS No. 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of. Accordingly, whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable, we assess the recoverability of the asset. We compare estimated cash flows, on a discounted basis, expected to be generated from the related assets to the carrying amounts to determine whether an impairment has occurred. If the estimate of cash flows expected to be generated changes in the future, we may be required to record impairment charges that were not previously recorded for these assets. The adoption of SFAS No. 144 had no effect on the Company.

     In April 2002, the Financial Accounting Standards Board issued
SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 rescinds the requirement that all gains and losses from extinguishment of debt be classified as an extraordinary item. Additionally, SFAS No. 145 requires that certain lease modifications that have economic affects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback
transactions.     SFAS No. 145 is effective for the Company beginning in 2003, and the effect of adoption is not expected to have a material impact on the consolidated financial statements.

     In June 2002, the FASB issued SFAS No. 146, Accounting for Exit or Disposal Activities ("SFAS 146"). SFAS 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS 146 supersedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring), and requires liabilities associated with exit and disposal activities to be expensed as incurred. SFAS 146 is effective for exit or disposal activities of the Company that are initiated after December 31, 2002. The Company is currently evaluating the impact of the statement.

Item 2. Management's Discussion and Analysis
--------------------------------------------

     The following discussion should be read in conjunction with the financial statements and notes thereto included elsewhere in this Form 10-QSB and our Form 10-KSB for the year ended December 31, 2001. Historical results and percentage relationships set forth in the statement of operations, including trends that might appear, are not necessarily indicative of future operations.

Forward-Looking Statements
--------------------------

     Except for historical and factual information, this document contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements that address activities, events or developments that we expect, believe or anticipate will or may occur in the future, such as predictions of future financial performance. All forward-looking statements are based on assumptions made by us based on our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These statements are subject to numerous risks and uncertainties, many of which are beyond our control, including our ability to maintain CARMOL(R) and other key products' sales, effectively purchase or integrate new products into our portfolio or effectively react to other risks described from time to time in our SEC filings. Further, we cannot predict the impact on our business of any future approvals of generic versions of our products or of other competing products. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Overview
--------

     We market over-the-counter and prescription pharmaceutical and health related products. Our product lines currently include dermatological brands, marketed by our wholly owned subsidiary, Doak Dermatologics, Inc., and nutritional, respiratory, and internal medicine brands marketed by our Kenwood Therapeutics division. We are currently actively promoting products in the dermatology and gastroenterology and, to a lesser extent, nutritional markets. All of our product lines are manufactured and supplied by independent contractors who operate under our quality control standards. Our products are marketed primarily to wholesalers, which distribute the products to retail outlets and healthcare institutions throughout the United States and selected international markets.

     Our growth strategy involves acquisitions, including through co-marketing and licensing agreements, of products from major pharmaceutical organizations
that we believe require intensified marketing and promotional attention.    We
have acquired, and intend to acquire, rights to manufacture and market pharmaceutical and health related products that studies have shown to be effective and for which a demonstrated market exists, but which are not actively promoted and where the surrounding competitive environment does not necessarily include major pharmaceutical companies. In addition to acquisitions, our growth strategy involves our introduction of new products through modest research and development of existing chemical entities.

Results of Operations
---------------------

     NET SALES (net of all adjustments to sales) for the three and nine months ended September 30, 2002 were $9,895,000 and $28,544,000, respectively, representing an increase of $3,246,000 from the three months ended September 30, 2001 and an increase of $10,689,000 from the nine months ended September 30, 2001. For the three months ended September 30, 2002, there was an increase in net sales of Kenwood Therapeutics' respiratory products of $653,000, offset by a decline in net sales of PAMINE(R) of $432,000. Doak Dermatologics' net sales increased $3,112,000, led by new product sales from CARMOL(R) 40 Lotion of $803,000 and CARMOL(R) 40 Gel of $1,158,000 and same product sales growth from CARMOL(R) 40 Cream of $1,006,000.

     The increase for the nine months ended September 30, 2002 primarily reflects an increase in net sales of Kenwood Therapeutics' respiratory products of $2,407,000 and Doak Dermatologics' new product sales from CARMOL(R) 40 Lotion of $2,840,000 and CARMOL(R) 40 Gel of $3,802,000 and same product sales growth from CARMOL(R) 40 Cream of $1,422,000, CARMOL(R) Scalp line of products of $604,000, and LIDAMANTLE(R) HC of $784,000. The increase during the nine months ended September 30, 2002 was partially offset by a decline in PAMINE(R) net sales of $1,919,000 and GLUTOFAC(R)-ZX net sales of $406,000.

     The overall increases in respiratory products were primarily due to negotiation of more favorable managed care contracts and timing of wholesale purchases. The overall increases in the dermatology products, in particular, CARMOL(R) 40 Cream, CARMOL(R) Scalp line of products and LIDAMANTLE(R) HC were primarily due to greater promotional attention and the utilization of market research data to ensure product messages are received by the most potentially productive audiences. The sales decline in internal medicine and nutritional products, in particular PAMINE(R) and GLUTOFAC(R)-ZX, were primarily due to the realignment of the field force and promotional efforts towards greater growth opportunities in the area of dermatology.

     COST OF SALES for the three and nine months ended September 30, 2002 were $1,033,000 and $3,230,000, respectively, representing a decrease of $176,000 from the three months ended September 30, 2001 and an increase of $94,000 from the nine months ended September 30, 2001. The gross profit percentage for the three and nine months ended September 30, 2002 was 90% and 89%, respectively, as compared to 82% during the three and nine months ended September 30, 2001. The increase in the gross profit percentage reflected a change in our sales mix with greater sales of Doak's prescription products that historically carry a higher gross profit percentage.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES for the three and nine months ended September 30, 2002 were $5,376,000 and $15,642,000, respectively, representing an increase of $1,714,000 compared to the three months ended September 30, 2001 and an increase of $4,611,000 compared to the nine months ended September 30, 2001. The increase in selling, general and administrative expenses reflect increased investment in our sales and marketing areas, with resulting increases in promotional and advertising expenses in order to implement our strategy of niche marketing Doak Dermatologics' products and the hiring of additional executive personnel in anticipation of continued revenue growth.

     DEPRECIATION AND AMORTIZATION EXPENSES for the three and nine months ended September 30, 2002 were $286,000 and $842,000, respectively, representing a decrease of $7,000 from the three months ended September 30, 2001 and an increase of $15,000 from the nine months ended September 30, 2001.

     INTEREST INCOME- NET for the three and nine months ended September 30, 2002 was $91,000 and $225,000, respectively, representing an increase of $72,000 from the three months ended September 30, 2001 and an increase of $218,000 from the nine months ended September 30, 2001. The improvement was principally due to a decrease in borrowings under the revolving asset-based credit facility and an increase in interest income from short-term investments generated by investing excess cash.

     INCOME TAX EXPENSE for the three and nine months ended September 30, 2002 was $1,283,000 and $3,531,000, respectively, representing an increase of $714,000 from the three months ended September 30, 2001 and an increase of $2,451,000 from the nine months ended September 30, 2001. The effective tax rate used to calculate the income tax expense for the three and nine months ended September 30, 2002 was approximately 39%. At December 31, 2001 and September 30, 2002, we determined that a valuation allowance on deferred tax assets was not necessary, since our projections of future taxable income make it more likely than not that such deferred assets will be realized. A 50% valuation allowance had been recorded at September 30, 2001.

     NET INCOME for the three and nine months ended September 30, 2002 was $2,008,000 and $5,524,000, respectively, an increase of $1,072,000 from the three months ended September 30, 2001 and an increase of $3,736,000 from the nine months ended September 30, 2001. The improvement was principally due to an increase in net sales, gross profit margin, and interest income, partially offset by an increase in selling, general and administrative expenses.

     Net income for Kenwood Therapeutics for the three and nine months ended September 30, 2002 was $510,000 and $971,000, respectively, an increase of $284,000 from the three months ended September 30, 2001 and an increase of $953,000 from the nine months ended September 30, 2001. The gain for the three and nine months ended September 30, 2002 was principally due to a decrease in Kenwood's selling, general and administrative expenses.

     Net income for Doak Dermatologics for the three and nine months ended September 30, 2002 was $1,498,000 and $4,553,000, respectively, representing an increase of $788,000 from the three months ended September 30, 2001 and an increase of $2,782,000 from the same nine month period in the prior year. The increase was principally due to an increase in net sales and gross profit percentage. The new product sales of CARMOL(R) 40 Lotion and CARMOL(R) 40 Gel and same product sales growth of CARMOL(R) 40 Cream primarily contributed to the increase in net sales and the gross profit percentage.

Recent Accounting Pronouncements
--------------------------------

     As of January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets", which eliminated the amortization of purchased goodwill, which resulted in an increase in pretax income of approximately $30,000 in the Third Quarter 2002 and $89,000 for the nine months ended September 30, 2002. Upon adoption of SFAS No. 142, we performed an impairment test of our goodwill (amounting to $289,328 at January 1, 2002) and determined that no impairment of the recorded goodwill existed. The fair value of the reporting unit was calculated on the basis of discounted estimated future cash flows and compared to the related book value of such reporting units. Under SFAS No. 142, goodwill will be tested for impairment at least annually and more frequently if an event occurs which indicates the goodwill may be impaired.

     As of January 1, 2002 we also adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, which supercedes SFAS No. 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of. The adoption of SFAS No. 144 had no effect on our financial statements.

     In April 2002, the Financial Accounting Standards Board issued
SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of
FASB Statement No. 13, and Technical Corrections. SFAS No. 145 rescinds the requirement that all gains and losses from extinguishment of debt be classified as an extraordinary item. Additionally, SFAS No. 145 requires that certain lease modifications that have economic affects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. SFAS No. 145 is effective for the Company beginning in 2003, and the effect of adoption is not expected to have a material impact on the consolidated financial statements.

     In June 2002, the FASB issued SFAS No. 146, Accounting for Exit or Disposal Activities ("SFAS 146"). SFAS 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS 146 supersedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring), and requires liabilities associated with exit and disposal activities to be expensed as incurred. SFAS 146 is effective for exit or disposal activities of the Company that are initiated after December 31, 2002. The Company is currently evaluating the impact of the statement.

Liquidity and Capital Resources
-------------------------------

     Our liquidity requirements arise from debt service, working capital requirements and funding of acquisitions. We have historically met these cash requirements through cash from operations, proceeds from our line of credit, bank borrowings for product acquisitions and the issuance of common stock.

     Our cash and cash equivalents and short-term investments were $20,489,000 and $5,805,000 at September 30, 2002, respectively. Cash provided by operating activities for the nine months ended September 30, 2002 was $8,945,000. The sources of cash primarily resulted from net income of $5,524,000 plus non-cash charges for depreciation and amortization of $842,000; tax benefit for exercise of non-qualified stock options and warrants of $370,000; noncash compensation for consulting services of $114,000; an increase in accrued expenses of $455,000, primarily due to an increase in the rebate liability; and a decrease in accounts receivable of $2,931,000 resulting from increased collections. The sources of cash were partially offset by an increase in prepaid expenses and other of $311,000; a decrease in accounts payable of $674,000, primarily due to an increase in cash payments to vendors; and a decrease in income taxes payable of $350,000, due to increased taxes paid during the period. Cash provided by operating activities for the nine months ended September 30, 2001 was $6,092,000. This source of net cash was primarily the result of net income, non-cash charges of depreciation and amortization and compensation for consulting services, a decrease in accounts receivable, a decrease in inventory and prepaid samples and materials, an increase in accrued expenses, and an increase in income taxes payable, partially offset by a decrease in accounts payable, and prepaid expenses and other.

     Cash provided by investing activities for the nine months ended September 30, 2002 was $1,119,000, which was primarily the result of proceeds from the sale of short-term investments of $10,170,000 partially offset by purchases of short-term investments of $8,890,000 and property and equipment of $162,000. Cash used in investing activities for the nine months ended September 30, 2001 was $2,413,000, which was primarily for the purchase of short-term investments and property and equipment.

     Cash provided by financing activities for the nine months ended
September 30, 2002 was $88,000. The financing activities for the nine months ended September 30, 2002 consisted primarily of a payment of long-term debt of $121,000; proceeds from exercise of stock options and warrants of $255,000; payment of registration costs of $110,000; purchases of treasury stock of $7,000; and distributions of treasury stock of $71,000 to fund the 401(k) Plan contributions. Cash used in financing activities for the nine months ended September 30, 2001 was $61,000. The financing activities for the nine months ended September 30, 2001 consisted primarily of a payment of long-term debt of $365,000; net payments of the revolving credit line of $578,000; proceeds from the exercise of stock options and warrants of $1,073,000; purchases of treasury stock of $245,000; and distributions of treasury stock of $54,000 to fund the 401(k) Plan contributions.

     We have a loan agreement with LaSalle Business Credit, Inc. that is comprised of a $3.5 million revolving asset-based credit facility and a $1.5 million acquisition note for future product acquisitions. On August 5, 2002, LaSalle amended the Loan Agreement to extend the expiration date to November 6, 2002. We are currently in negotiations with a different lender to establish a new credit facility.

     We had no borrowings issued under the revolving asset-based line of credit and the acquisition note at September 30, 2002, with availability of $3,500,000 under the revolving line of credit and $411,000 under the acquisition note.
Our obligations under the loans are collateralized by a lien on substantially all of our assets.

     We believe that our cash and cash equivalents and cash generated from operations will be adequate to fund our current working capital requirements for at least the next 12 months. However, in the event that we make or anticipate significant acquisitions in the future, we may be required to raise additional funds through additional borrowings or the issuance of debt or equity securities.


Critical Accounting Policies
----------------------------

     In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the reporting period covered thereby. Actual results could differ from those estimates. Our estimate for chargebacks, rebates, and returns, the determination of useful lives of intangibles, and realization of deferred tax assets represent particularly sensitive estimates.

     Revenues from product sales are recognized upon shipment to customers and are shown net of sales adjustments for discounts, rebates to customers, returns and chargebacks, an estimate of which are recorded in the same period that the related sales are recorded.

     Chargebacks and rebates are based on the difference between the prices at which we sell our products to wholesalers and the sales price ultimately paid by the end-user (often governmental agencies and managed care buying groups) pursuant to fixed price contracts. We record an estimate of the amount either to be charged back to us, or rebated to the end user, at the time of sale to the wholesaler. We have recorded a reserve for chargebacks, including estimated returns, of $2,372,000 at September 30, 2002 based upon various factors, including current contract prices, historical chargeback rates and actual chargebacks claimed. We recorded a rebate liability of $1,120,000 and a rebate payable of $356,000 as of September 30, 2002. The amount of actual chargebacks and rebates claimed could differ (either higher or lower) in the near term from the amounts we accrued.

     We follow Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." Accordingly, whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable, we assess the recoverability of the asset. We compare estimated cash flows, on a discounted basis, expected to be generated from the related assets to the carrying amounts to determine whether an impairment has occurred. If the estimate of cash flows expected to be generated changes in the future, we may be required to record impairment charges that were not previously recorded for these assets.

     Deferred income taxes are provided for the future tax consequences attributable to the differences between the financial statement carrying amounts of assets and liabilities and their respective tax base. Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is more likely than not that some portion of the deferred tax assets will not be realized. During the Fourth Quarter 2001 and as of September 30, 2002, we determined that no deferred tax asset valuation allowance is necessary. We believe that our projections of future taxable income makes it more likely than not that such deferred tax assets will be realized. On September 30, 2001, we determined that a 50% valuation allowance on our deferred tax assets was needed. If the projection of future taxable income changes in the future, we may be required to reduce deferred tax assets by a valuation allowance.

Item 3. Controls and Procedures
-------------------------------

     The Company's Chief Executive Officer and Chief Financial Officer (collectively, the "Certifying Officers") are responsible for establishing and maintaining disclosure controls and procedures for the Company. Such officers have concluded (based upon their evaluation of these controls and procedures as of a date within 90 days of the filing of this report) that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in this report is accumulated and communicated to the Company's management, including its Certifying Officers as appropriate, to allow timely decisions regarding required disclosure. The Certifying Officers also have indicated that there were no significant changes in the Company's internal controls or other factors that could significantly affect such controls subsequent to the date of their evaluation, and there were no corrective actions with regard to significant deficiencies and material weaknesses.

Part II - Other Information
---------------------------

Item 1. Legal Proceedings
-------------------------

     We are involved in legal proceedings of various types in the ordinary course of business. While any such litigation to which we are a party contains an element of uncertainty, we presently believe that the outcome of each such proceeding or claim which is pending or known to be threatened, or all of them combined, will not have a material adverse effect on our consolidated financial position or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders
-----------------------------------------------------------

     At the annual meeting of shareholders on August 28, 2002, the shareholders voted on the following proposals with the results as indicated:

     1. Elected two directors to serve in office representing the Common Stock for a one year term as follows:


                                               For                Against
                                               ---                -------
     Bruce W. Simpson                       9,199,001              51,230
     Alan G. Wolin, Ph.D.                   9,199,001              51,230

     2. Elected three directors to serve in office representing the Class B Common Stock for a one year term as follows:


                                               For                Against
                                               ---                -------
Daniel Glassman                              429,752                  -0-
Iris Glassman                                429,752                  -0-
Andre Fedida, M.D.                           429,752                  -0-




                                SIGNATURES
                                ----------

In accordance with Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned Chief Executive Officer and Chief Financial Officer of Registrant each hereby certify to his knowledge that this periodic report of Registrant on Form 10-QSB for the period ending September 30, 2002 fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934 and that the information contained in this periodic report fairly presents, in all material respects, the financial condition and results of operations of Registrant.

In accordance with the requirement of the Exchange Act, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                        BRADLEY PHARMACEUTICALS, INC.
                        -----------------------------
                                (REGISTRANT)



Date: November 1, 2002                   /s/ Daniel Glassman
                                         -------------------
                                            Daniel Glassman
                                            Chairman of the Board, President and
                                            Chief Executive Officer
                                            (Principal Executive Officer)


Date: November 1, 2002                   /s/ R. Brent Lenczycki, CPA
                                         ---------------------------
                                            R. Brent Lenczycki, CPA
                                            Vice President and
                                            Chief Financial Officer
                                            (Principal Financial and
                                            Accounting Officer)






                                CERTIFICATIONS
                                --------------


I, Daniel Glassman, certify that:

1. I have reviewed this quarterly report on Form 10-QSB of Bradley Pharmaceuticals, Inc.;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant as we have:

       (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

       (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

       (c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

       (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

       (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date:	November 1, 2002

                                          /s/ Daniel Glassman
                                          -------------------
                                             Daniel Glassman
                                             Chairman of the Board, President
                                             and Chief Executive Officer
                                             (Principal Executive Officer)


I, R. Brent Lenczycki, certify that:

1. I have reviewed this quarterly report on Form 10-QSB of Bradley Pharmaceuticals, Inc.;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant as we have:

       (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

       (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

       (c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

       (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

       (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date:	November 1, 2002


                                         /s/ R. Brent Lenczycki
                                         ----------------------
                                            R. Brent Lenczycki
                                            Vice President and Chief
                                            Financial Officer
                                            (Principal Financial Officer)